Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

August 27, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: PJ Hamidi

Washington, D.C. 20549

RE:	Woodgate Energy Corporation

Amendment No. 5 to Form 8-K/A

Filed July 16, 2014

Amendment No. 1 to Form 10-K for Fiscal Year Ended

December 31, 2013

Filed July 29, 2014

File No. 0-54834

Dear Mr. Hamidi:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the accompanying amendments to the applicable documents for Woodgate Energy Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated July 31, 2014 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the applicable forms.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that you have revised the financial statements presented in your amended Form 10-K. However, it does not appear that the report from your independent accountant includes reference to the change in your financial statements. Please file an updated report from your independent accountant.

Response: The Company has included the updated report in the amended Form 10-K/A being submitted concurrently herewith.

Consolidated Statements of Financial Position, page F-2

2. In response to comment 3 in our letter dated June 17, 2014, we note that you have revised your financial statements to exclude intangible assets. Please explain how you concluded that it was appropriate to revise your financial statements through the reduction of equity in the current period. In addition, please tell us how you considered the disclosure requirements pursuant to FASB ASC 250-10-50 regarding the correction of an error in previously issued financial statements.

Response: The Company has revised the Notes to Financial Statements (specifically, Note number 3) to address this issue and provide disclosure of the matter. In the event that further disclosure or explanation is needed, please let us know of the same. The revised Notes to Financial Statements are included in the Form 10-K/A being submitted concurrently herewith.

For convenience of the Staff, excerpted below is the substantive text of Note number 3:

“The Corporation did not adopt authoritative guidance in 2013 that had a material impact on the Corporation’s financial statements.

The Company had originally valued its estimation of the Company’s trade secrets, holding these secrets to be intangible assets that had previously not been accounted for. After substantial discussion with legal counsel and the Securities and Exchange Commission, among others, it was agreed that the evaluation could not be properly substantiated without extended litigation. As such, management made the decision to abandon its trade secret theory, reducing both the equity it believed held and the value it believed held in those intangible assets.”

3. In connection with the above comment, please tell us whether you plan to file an Item 4.02(a) Form 8-K as a result of the revision to your previously issued financial statements.

Response: The Company does plan to submit for filing an Item 4.02(a) Form 8-K to address these matters.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates

2